Exhibit 2.1

Execution Version

Share Purchase Agreement

relating to the sale and purchase of the shares in Perten Instruments Group AB

Dated 21 November 2014

Between

VALEDO

and

THE OTHER SELLERS

and

THE PURCHASER

Execution Version

BACKGROUND		4

1	DEFINITIONS	4

2	SALE AND PURCHASE OF THE SHARES	8

3	PURCHASE PRICE	8

4	PRE-CLOSING	8

5	LEAKAGE	10

6	CLOSING	11

7	POST-CLOSING OBLIGATIONS	13

8	INVESTIGATION BY THE PURCHASER	13

9	SELLERS’ FUNDAMENTAL WARRANTIES	14

10	SELLERS’ BUSINESS WARRANTIES	15

11	PURCHASER’S WARRANTIES	22

12	COVENANTS	22

13	SELLERS’ LIABILITY FOR BREACH UNDER THIS AGREEMENT	23

14	THIRD PARTY CLAIMS	28

15	CONFIDENTIALITY	29

16	OTHER PROVISIONS	30

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Appendices

Appendix A	The Other Sellers

Appendix B	The Subsidiaries

Appendix C	Ownership details of the Company

Appendix D	Data Room

Appendix F	Details on the Group’s financial arrangements

Appendix M	Management Accounts

Appendix S	Calculation of Share Purchase Price

Appendix W	W&I Insurance

Appendix 6.3.8	401 (k) Plan termination form

Appendix 10.6.1	Agreements

Appendix 10.11.2	Employees

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This share purchase agreement (the “Agreement”) is dated 21 November 2014 and made between:

(1)	Valedo Partners Fund I AB, company reg. no 556709-5434, with registered address at Kungsbron 1, F 7, 111 22 Stockholm, Sweden (“Valedo”);

(2)	the minority shareholders of the Company whose names and personal identity number or company registration no, as applicable, are set out in Appendix A (the “Other Sellers”); and

(3)	PerkinElmer Holding Luxembourg S.à r.l., company reg. no B150464, with registered address at 6 Rue Guillaume Schneider, Luxembourg 2522 (the “Purchaser”).

Hereinafter Valedo and each of the Other Sellers are separately referred to as a “Seller” and jointly the “Sellers”.

BACKGROUND

(A)	The Sellers own all shares in Perten Instruments Group AB (the “Company”), company reg. no 556819-2255, with registered address at Box 9006, 126 09, Hägersten, Sweden.

(B)	The Company owns, directly or indirectly, the Subsidiaries as set out in Appendix B.

(C)	The Sellers are the owners and registered holders of the number and class of Shares as set out in Appendix C.

(D)	Valedo and the Other Sellers have agreed to sell their Shares and the Purchaser has agreed to purchase all the Shares on and subject to the terms of this Agreement.

(E)	The Purchaser has arranged for a warranty and indemnity insurance in the name of the Purchaser and at its own cost, without the possibility of recourse against any of the Sellers, except as set forth in Clause 13.3.14, on the terms and conditions set forth in Appendix W (the “W&I Insurance”).

1	DEFINITIONS

The following terms used in this Agreement, have the following meanings:

“Affiliate” means with respect to any party, any other entity directly or indirectly controlling, controlled by or under common control with such party and with respect to any individual, any person acting on behalf of such individual;

“Agreed Rate” means an amount of EUR 13,000 per calendar day;

“Agreement” means this share purchase agreement with all appendices and exhibits attached hereto, as amended from time to time;

“Anti-Corruption Laws” means any and all applicable anti-corruption and/or anti-bribery laws and regulations in force at the relevant time in any relevant jurisdiction in which any Group Company directly conducts its business;

“Audited Accounts” means the audited accounts of the Company and each of the Subsidiaries for the financial period ended on 31 December 2013 (save for Perten Instruments Inc. and Perten Instruments Iberia SL for which no audited accounts have been prepared);

“Business Day” means a day on which bank offices are generally open for business in Sweden and the United States;

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“Business Warranties” means the warranties given by the Sellers pursuant to Clause 10;

“Closing Bank Debt” means the total amount of outstanding borrowings and outstanding indebtedness of the Group under the Finance Documents (including any accrued and unpaid interest, penalties, break fees, pre-payment fees or similar payable in connection with the repayment of such borrowings and indebtedness at Closing);

“Closing Date” means the date on which Closing takes place;

“Closing” means the completion of the sale and purchase of the Shares pursuant to Clause 6;

“Consolidated Accounts” means the consolidated audited accounts of the Company for the financial period ended on 31 December 2013;

“Company” has the meaning given to it in Recital (A);

“Data Room” means the virtual data room containing documents and information (including a Q&A log) relating to the Group made available to the Purchaser via Merrill Corporation on DataSite Project Jupiter SE as of the Signing Date and copied on a DVD attached as Appendix D, which the Sellers’ Representative shall deliver to the Purchaser no later than 5 Business Days following the Signing Date;

“Encumbrance” means any claim, charge, pledge, mortgage, lien, option, equity, retention of title, right of pre-emption, right of first refusal or third party rights or security interest of any kind;

“Finance Documents” means all loan agreements regarding existing interest bearing bank debt as specified in Appendix F;

“Fundamental Warranties” means the warranties given by the Sellers pursuant to Clause 9;

“GAAP” means the accounting principles generally accepted in Sweden, Germany, United States, Canada, China, Australia, Italy, France and Spain respectively (as applicable);

“Group” or “Group Companies” means the Company and the Subsidiaries jointly and “Group Company”, and “member of the Group” shall be construed accordingly;

“Insurance Disclosure Bring Down” means a review of the Sellers’ Warranties with the individuals referred to in the definition “as far as the Sellers are aware” immediately prior to the Closing Date to identify any facts or circumstances (relating only to the period between the date of this Agreement and the Closing Date) which would constitute or lead to a breach of any of the Sellers’ Warranties;

“Intellectual Property” means, as applicable to each Subsidiary in its respective jurisdiction, all United States, state and foreign intellectual property, including without limitation all (a) inventions, invention disclosures, discoveries, processes, designs, techniques, developments, technology and related improvements, whether or not patented or patentable or whether or not reduced to practice; (b) all patents, patent applications, statutory invention registrations, utility models, design registrations and certificates of invention and other governmental grants for the protection of inventions or industrial designs (including all related continuations, continuations-in-part, divisionals, reissues and reexaminations (“Patents”); (c) copyrights and works of authorship in any media or data, including computer programs, software, databases and related items, graphics, artwork, photography, advertising and promotional materials (including graphics and text), including all

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registrations and applications for registration thereof, and further including moral rights of authors; (d) registered trademarks and service marks, trade names, brand names, corporate names and doing business registrations, domain names, logos, and applications for registration of any of the foregoing, common law trademarks and service marks and trade dress and all elements thereof (“Trademarks”); (e) the goodwill of any Trademark or business associated with or symbolized thereby; (f) trade secrets and other confidential business information, know-how, manufacturing and product processes and techniques, research and development information, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information, whether patentable or nonpatentable, whether copyrightable or noncopyrightable and whether or not reduced to practice; and (g) other proprietary rights relating to any of the foregoing;

“Interest Payment” means an amount in respect of interest on the Share Purchase Price calculated at the Agreed Rate from the Locked Box Date until but excluding the Closing Date;

“Interest Rate Differential Payment” means the break costs payable pursuant to Clause 15.1 in the facilities agreement which is a part of the Financing Documentation, as a consequence of the payment of the balance of the Closing Bank Debt pursuant to Clause 6.2.2;

“Key Employee” means any of the following persons: Sven Holmlund, Bengt Sahlin, Fredrik Lambert-Olsson, Gavin O’Reilly, Yufei Liu, Horst Grunewald, Magnus Lindgren and Patrik Hedeklint;

“Leakage” means, except for any Permitted Leakage, any of the following during the period from the Locked Box Date until the Closing Date, unless remedied by the Sellers:

(a)	any transfer of value pursuant to Chapter 17, Section 1 of the Swedish Companies Act (Sw. aktiebolagslagen (2005:551)) including, but not limited to, dividends, distribution of profits or assets, issuance of securities, redemption or repurchase or repayment of shares, return of capital, assets transferred, liabilities assumed, indemnified or incurred, paid or made or agreed to be made, as applicable, by any Group Company to (or for the benefit of) any of the Sellers or any of their respective Affiliates other than the Group Companies;

(b)	any future benefits granted by any of the Group Companies to any of the Sellers or any of their respective Affiliates other than the Group Companies;

(c)	any waiver by any Group Company of any amounts owed by any of the Sellers or their Affiliates (excluding the Group Companies) to any Group Company; or

(d)	any payment or obligation by any Group Company regarding any fees, bonuses or costs arising out of or in connection with the transactions contemplated by this Agreement made or incurred to any director or employee of any Group Company, or to any advisor of the Sellers or any of the Group Companies for services rendered to any of the Sellers in connection with the transactions contemplated by this Agreement.

“Locked Box Date” means 30 September 2014;

“Long Stop Date” means the day falling 1 month after the Signing Date;

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“Management Accounts” means the consolidated management accounts for the Group as at the Locked Box Date, and for the period from 1 January 2014 until (and including) the Locked Box Date, attached hereto as Appendix M, which have been reviewed pursuant to ISRE 2410 by the auditors of the Group;

“Ordinary Course” means the ordinary course of business, conducted in accordance with past practice (including with respect to frequency and amount);

“Other Sellers” means the minority shareholders of the Company listed in Appendix A;

“Permitted Leakage” means, provided the costs are due and reasonable or as disclosed in the Data Room:

(a)	any fees or similar (including any expenses) payable or paid to any of the directors of the board of any of the Group Companies (who are not employed by Valedo) in the Ordinary Course;

(b)	any salaries, bonuses or similar (including any expenses) payable or paid to any of the employees pursuant to their current employment or service agreements with any Group Company, and any revisions of salaries or other employments terms in the Ordinary Course; and

(c)	any break fee payable to RiskPoint AB or JLT, not exceeding EUR 50,000, in the event the Purchaser does not engage RiskPoint AB as insurer or JLT as broker for the W&I Insurance.

“Purchaser” means PerkinElmer Holding Luxembourg S.à r.l., company reg. no B150464;

“Purchaser’s Closing Documents” has the meaning given to it in Clause 11.1;

“Purchase Price” has the meaning given to it in Clause 3.1;

“Sellers” means Valedo and the Other Sellers;

“Sellers’ Lawyers” means Hannes Snellman Attorneys Ltd;

“Sellers’ Representative” has the meaning given to it in Clause 16.6;

“Sellers’ Warranties” means the Fundamental Warranties and the Business Warranties;

“Share Purchase Price” means an amount equal to EUR 217,986,324.75 (excluding Interest Payment) and determined as set out in Appendix S, to be paid in cash, as consideration for the Shares;

“Shares” means all the issued and outstanding shares of the Company;

“Signing Date” means the date when Valedo, the Other Sellers and the Purchaser sign this Agreement;

“Subsidiaries” means subsidiaries of the Company as set out in Appendix B;

“Surviving Clauses” means Clauses 1 (Definitions), 15 (Confidentiality), 16.4 (Costs), 16.5 (Notices), 16.9 (Governing law) and 16.10 (Arbitration);

“Tax” or “Taxes” means income taxes, whether determined by reference to income, profits, gains (earned or accrued), and all other taxes, including but not limited to, transfer taxes, value added taxes, social security fees, administrative fees, duties, charges and withholding taxes, and all penalties, charges, costs and interest relating thereto;

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“Transaction Documents” means this Agreement and any other document entered into or to be entered into pursuant to this Agreement;

“Valedo” means Valedo Partners Fund I AB, company reg. no 556709-5434;

“Valedo’s Directors” means Per Forsberg and Magnus Järnklev;

“W&I Insurance” has the meaning given to it in Recital (E);

“W&I Insurance Company” means RiskPoint AB; and

“W&I Insurance Premium Amount” means the insurance premium set out in the W&I Insurance.

2	SALE AND PURCHASE OF THE SHARES

2.1	On and subject to the terms of this Agreement:

2.1.1	the Sellers agree to sell and the Purchaser agrees to purchase the Shares; and

2.1.2	the Shares shall be sold free of any Encumbrances together with all rights and advantages attaching to them as at Closing.

3	PURCHASE PRICE

3.1	The aggregate purchase price payable by the Purchaser for the Shares (the “Purchase Price”) shall correspond to the aggregate amount of:

3.1.1	the Share Purchase Price; plus

3.1.2	the Interest Payment; less

3.1.3	the Interest Rate Differential Payment,

which shall be paid on the Closing Date as set out in Clause 6.2.

3.2	Not later than 3 Business Days prior to Closing, the Sellers’ Representative shall on behalf of the Sellers:

3.2.1	for the purpose of determining the Purchase Price, prepare and deliver to the Purchaser a calculation setting out the amount of the Purchase Price which shall include details of the Interest Payment;

3.2.2	deliver to the Purchaser a statement setting out the Closing Bank Debt; and

3.2.3	deliver to the Purchaser details of the bank account to which the Purchaser shall pay the Purchase Price pursuant to Clause 6.2.1.

4	PRE-CLOSING

4.1	Subject to Clause 4.3, the Sellers undertake to the Purchaser to exercise their votes as shareholders in the Company or as a director, if applicable, of the Company or any Group Company (and Valedo undertakes to procure, in so far as they are able, that Valedo’s Directors exercise their votes as directors), and in each case, in so far as they are lawfully able, to procure that during the period between the Signing Date and the Closing Date:

4.1.1	the business of the Group in all material respects is carried out in the Ordinary Course;

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4.1.2	all existing insurance policies are maintained;

4.1.3	no material capital commitments are entered into or proposed by any Group Company which is not in the Ordinary Course (for these purposes a material capital commitment is one involving capital expenditure in excess of EUR 100,000, exclusive of value added tax);

4.1.4	no additional Encumbrance, borrowings or other indebtedness are incurred which is not in the Ordinary Course, in each case in excess of EUR 25,000, exclusive of value added tax;

4.1.5	there is no material write-down of the value of any asset reflected in the Audited Accounts, Consolidated Accounts and Management Accounts or any material write-off as uncollectible of any account receivable or any portion thereof except as required by law, GAAP or recommended by the auditor of the Group;

4.1.6	no shares, options, warrants, conversion or offer rights to purchase shares of any Group Company are allotted, issued, redeemed or repurchased;

4.1.7	there is no sale, assignment or other disposition of any tangible asset of any Group Company or any sale, assignment, license, transfer, termination or other disposition of any Intellectual Property material to the business of any Group Company;

4.1.8	no material agreements listed in Appendix 10.6.1 are amended, modified or terminated (except for the relevant agreements with Casco, which the relevant Group Company has expressed its intention to terminate, which has been disclosed in the Data Room reference 1.4.4.9.1.20);

4.1.9	no measure is taken by any of the Group Companies which has the effect, or is likely to have the effect, that there is a cancellation, delinquency or loss of any permit needed to conduct the business currently conducted in the Group;

4.1.10	no litigation, arbitration or proceeding involving any Group Company is initiated except for debt collection in the Ordinary Course;

4.1.11	none of the Key Employees are dismissed;

4.1.12	no Group Company enters into a new employment agreement giving the employee a monthly salary in excess of EUR 10,000 or makes a material amendment to the existing employment terms; and

4.1.13	no Group Company enters into a retention or transaction bonus agreement with any employee with respect to the transaction under this Agreement.

4.2	Pursuing potential add-on acquisitions shall be considered to be within the Ordinary Course of the Group Companies. In case any Group Company enters into final negotiations with the seller(s) of a potential target company or business, the Sellers shall provide the Purchaser with information regarding such target company or business and a binding share purchase agreement or business transfer agreement may not be entered into without the prior written consent by the Purchaser, which consent may be withheld in its sole discretion.

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4.3	Clause 4.1 does not apply in respect of and shall not operate so as to restrict or prevent:

4.3.1	any matter reasonably undertaken by the Sellers or any member of the Group in an emergency or force majeure situation with the intention of minimising any adverse effect thereof (in which case the Sellers undertake to immediately notify the Purchaser after such event has become known);

4.3.2	the completion or performance of actions which are reasonably necessary to discharge any obligations undertaken pursuant to any legal or regulatory obligation or pursuant to any contract, arrangement, licence or consent;

4.3.3	any matter provided for in the Transaction Documents;

4.3.4	any Permitted Leakage; or

4.3.5	any matter undertaken at the written request or with the written consent of the Purchaser (such consent not to be unreasonably denied, delayed or conditioned).

4.4	The Purchaser has the right to appoint new directors of the board of the Company as of 31 December 2014, and in case the Purchaser wishes to exercise such right the Purchaser shall give the Sellers a notice hereof no later than 10 days prior to 31 December 2014. In case the Purchaser exercises its right to appoint new directors of the board of the Company, the Sellers shall cause a shareholders’ meeting and appoint such new directors of the board of the Company, and immediately notify the changes to the Swedish Companies Registration Office (Sw. Bolagsverket), and the Purchaser shall procure that the directors so appointed exercise their votes as directors of the board of the Company pursuant to Clause 4.1.

4.5	The agreement with Syngenta contains provisions which in case of a change of control over a member of the Group may give Syngenta a right to terminate or amend the agreement as a consequence of the consummation of the transaction pursuant to this Agreement. The parties shall from the Signing Date and the Closing Date reasonably cooperate and act jointly in order to obtain necessary consents or waivers from Syngenta.

5	LEAKAGE

5.1	Each individual Seller represents and undertakes to the Purchaser in respect of itself and its Affiliates that (i) neither it, nor any of its Affiliates, has between the Locked Box Date and the Signing Date received any Leakage; and (ii) neither it, nor any of its Affiliates, will between the Signing Date and the Closing Date receive any Leakage.

5.2	Subject to Clauses 5.3 and 5.4, in respect of any breach by a Seller of the representations and undertakings set out in Clause 5.1, such Seller shall indemnify the Purchaser on a SEK for SEK basis as a result of such breach.

5.3	Each Seller shall only be liable to repay to the Purchaser an amount equal to the amount of Leakage actually received or benefited by such Seller or any of its Affiliates. Any Leakage not received or benefited by any specific Seller or any of its Affiliates shall be repaid by each Seller severally (individually), and not jointly, in proportion to and with a maximum amount corresponding to each Seller’s pro rata portion of the Purchase Price.

5.4	The representations and undertakings set out in Clause 5.1 do not apply in respect of:

5.4.1	any matter provided for in the Transaction Documents; and

5.4.2	any matter undertaken at the written request or with the written consent of the Purchaser.

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6	CLOSING

6.1	Date and place

Closing shall take place at the offices of the Sellers’ Lawyers at Kungsträdgårdsgatan 20 in Stockholm, Sweden, at 9 a.m. on 5 December 2014, or at such other location, time or date as may be agreed between the Purchaser and the Sellers.

6.2	Purchaser’s closing obligations

On Closing, the Purchaser shall:

6.2.1	pay the Purchase Price by transfer for same day value into the bank account as notified to the Purchaser pursuant to Clause 3.2.3;

6.2.2	pay at the direction of Valedo and on behalf of the relevant members of the Group the balance of the Closing Bank Debt to the relevant providers under the terms of the Finance Documents; and

6.2.3	procure that the W&I Insurance Premium Amount is paid to the W&I Insurance Company.

6.3	Sellers’ closing obligations

On Closing, the Sellers’ Representative shall on behalf of the Sellers:

6.3.1	deliver evidence of the associated release of all security relating to the Closing Bank Debt subject only to the Purchaser complying with its obligations under Clause 6.2;

6.3.2	deliver to the Purchaser records indicating the cash balances of the Group as at 3 Business Days prior to Closing, wherein the amounts of each deposit account are specified. For the avoidance of doubt, such accounts shall be the same accounts constituting the line item “Cash” in Appendix S.

6.3.3	deliver to the Purchaser written confirmation that there has been no Leakage (other than as stated in such written confirmation);

6.3.4	deliver evidence that the Purchaser has been entered as owner of the Shares in the share register (Sw. aktiebok) of the Company;

6.3.5	deliver to the Purchaser the share certificates representing the Shares, duly endorsed to the Purchaser, except for the shares listed in Clause 6.3.6;

6.3.6	deliver to the Purchaser a copy of a duly signed application for cancellation of the original share certificates representing Shares no 3,060,249 – 3,065,798 and 3,065,799 – 3,067,648 (Wes Shadow) (Sw. ansökan om dödande av förkomna aktiebrev) and a confirmation that such application has been duly submitted to the Swedish Companies Registration Office (Sw. Bolagsverket);

6.3.7	deliver to the Purchaser confirmations by each retiring director or deputy director of a Group Company, and regarding Perten Instruments Iberia SL the contemplated directors, namely Bengt Sahlin and Fredrik Lambert-Olsson, that none of them has any claim against any Group Company in such capacity other than any fees or reimbursement in the Ordinary Course of such assignment and as specified in the confirmation;

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6.3.8	deliver a written confirmation, substantially in the form attached hereto as Appendix 6.3.8, that all relevant Group Companies’ respective 401(k) Plan under United States law has been terminated prior to the Closing Date; and

6.3.9	deliver in writing the result of the Insurance Disclosure Bring Down to the Purchaser.

6.4	Right to Terminate

6.4.1	If (a) the Purchaser fails to comply with any obligation in Clause 6.2, or (b) the Sellers fail to comply with any of their obligations in Clauses 6.3.1 - 6.3.9 (except for Clause 6.3.5 in relation to share certificates representing Shares held by other shareholders than Valedo and Clause 6.3.7 in relation to other persons than Valedo’s Directors), then the Purchaser, in the case of non-compliance by the Sellers, or the Sellers’ Representative, in the case of non-compliance by the Purchaser shall be entitled, by written notice to the other:

(i)	to effect Closing so far as practicable having regard to the defaults which have occurred (including payment of the Purchase Price) and with respect to any non-delivery of share certificates representing Shares, the Sellers undertake, at the Sellers’ cost, to immediately initiate a cancellation procedure pursuant to such procedure set out in Clause 6.3.6 regarding any lost share certificates; and/or

(ii)	to fix a new date for Closing (not being a date later than the Long Stop Date, unless otherwise agreed by the parties) in which case the provisions of Clauses 6.2 and 6.3 and 6.4 shall apply to Closing as so deferred but provided such deferral may only occur once.

6.4.2	If the deferred Closing pursuant to Clause 6.4.1(ii) fails, the Sellers’ Representative, on behalf of the Sellers, (in case of non-compliance by the Purchaser) or the Purchaser (in case of non-compliance by the Sellers) have the right to terminate this Agreement by written notice to the Sellers’ Representative or the Purchaser, as applicable, in which case the Sellers (in case of non-compliance by the Purchaser) or the Purchaser (in case of non-compliance by the Sellers) shall be entitled to all rights or remedies available, including the right to claim damages, against the other party. Should this Agreement be terminated pursuant to this Clause 6.4, such termination shall not affect the Surviving Clauses which shall survive any such termination.

6.5	Leakage adjustment

Should the Sellers’ statement pursuant to Clause 6.3.3 above state that there has been Leakage, the Purchaser shall be entitled to set off the amount of such Leakage by way of a reduction from the Purchase Price payable to those of the Sellers having received or benefited from such Leakage. For the avoidance of doubt, such set off shall not be deemed to be an exhaustive remedy if the amount of such Leakage received by a Seller exceeds such Seller’s pro rata portion of the Purchase Price. Further, as set out in Clause 5.3, with respect to any Leakage not received or benefited by any specific Seller or any of its Affiliates, the Purchaser shall be entitled to set off the amount of such Leakage by way of a reduction from the Purchase Price in proportion to and with a maximum amount corresponding to each Seller’s pro rata portion of the Purchase Price.

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7	POST-CLOSING OBLIGATIONS

7.1	The Purchaser’s continuing obligations

7.1.1	Appointment of new directors

Unless otherwise agreed with the Sellers, the Purchaser shall immediately following Closing and on the Closing Date, cause shareholders’ meetings (or any equivalent corporate body as applicable in jurisdictions other than Sweden) in the Group Companies to be held to appoint new directors of the board and new company signatories in each Group Company, and shall immediately notify the changes to the relevant companies registration offices in Sweden, Germany, United States, Canada, China, Australia, Italy, France and Spain and procure immediate confirmation of receipt of such notifications (as applicable).

All minutes and necessary ancillary documentation referred to in this Clause 7.1.1 shall be prepared by the Purchaser, and shall be submitted to the Sellers’ Lawyers for their comments prior to Closing.

7.1.2	Discharge of directors’ liability

The Purchaser shall, provided that the auditor of the respective Group Companies does not recommend otherwise (Sw. avstyrker ansvarsfrihet), discharge or procure the discharge of all resigning directors of the board of the Company and the Subsidiaries from their personal liability for the period up to and including the Closing Date at the next annual general meeting for each of the Company and the Subsidiaries (as applicable).

7.2	The Sellers’ continuing obligations

7.2.1	Tax and audit preparations

The Sellers agree to reasonably cooperate with the Purchaser in connection with any Tax matter relating to the period pertaining to the Sellers’ ownership of the Shares. Such cooperation shall include, without limitation, providing or making available all available books, records and documentation and the assistance of officers and employees to the extent relevant, reasonable and requested by the Purchaser, and in each case at the Purchaser’s cost.

7.2.2	Tax indemnification

Each Seller severally (individually), and not jointly, and in proportion to and with a maximum amount corresponding to each Seller’s pro rata portion of the Purchase Price, shall indemnify the Purchaser against any Tax payable by a Group Company to the extent that Tax relates to any period, or part period, up to and including the Closing Date except to the extent that the Sellers’ liability for the Tax is disclosed in the Audited Accounts, Consolidated Accounts or Management Accounts. The limitations in Clause 13.3.2 shall not apply to any claim in relation to this Clause 7.2.2.

8	INVESTIGATION BY THE PURCHASER

The Purchaser and its advisors have prior to the Signing Date conducted a due diligence investigation of the Group, during which the Purchaser and its representatives and advisors

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have been given access to and have received documentation and other information regarding the Group Companies in the Data Room and during discussions with the Key Employees and Valedo’s advisors (with respect to commercial, accounting, financial and legal information or matters relating to the Group Companies), as well as attended management presentations and discussions.

9	SELLERS’ FUNDAMENTAL WARRANTIES

The Sellers individually and severally (and thus not jointly and severally), give the following Fundamental Warranties to the Purchaser. Unless otherwise stated, the Fundamental Warranties are given as at the Signing Date and the Closing Date.

9.1	Authority and capacity of the Sellers

Each Seller warrants to the Purchaser that, in respect of itself:

9.1.1	it has the requisite power and authority, and has taken all actions necessary to execute, deliver and exercise its rights, and perform its obligations, under this Agreement;

9.1.2	this Agreement, when executed by it, constitutes its lawful, valid and binding obligations pursuant to the terms hereof;

9.1.3	the execution and delivery of, and the performance by it of its obligations under this Agreement will not:

(a)	in the case of any corporate Seller, result in a breach of any provision of its articles of association;

(b)	result in a breach of, or constitute a default under, any instrument to which it is a party or by which it is bound and which is material in the context of the transaction contemplated by this Agreement; or

(c)	result in a breach of any order, judgment or decree of any court or governmental authority to which it is a party or by which it is bound and which is material in the context of the transaction contemplated by this Agreement.

9.2	The Shares and the Group Companies

9.2.1	Each Seller is the lawful owner of the Shares listed opposite its name in relevant parts of Appendix C.

9.2.2	The Shares have been validly issued in compliance with Swedish law, are fully paid and comprise the entire issued share capital of the Company.

9.2.3	The shareholders of the Subsidiaries are the owners of the shares in the respective Subsidiary as listed in Appendix B.

9.2.4	The shares in the Subsidiaries listed in Appendix B have been fully paid and comprise the entire issued share capital of the Subsidiaries.

9.2.5	No Group Company has issued or resolved to issue any financial instruments that entitles any person to receive or acquire any share capital or any other security giving rise to a right over, or an interest in, the capital of any Group Company.

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9.2.6	Following Closing and subject to Clauses 6.2.2 and 6.3.1, there are no Encumbrances on the shares in any Group Company.

9.2.7	Each Group Company is duly established and validly existing under the laws of its relevant jurisdiction.

10	SELLERS’ BUSINESS WARRANTIES

10.1	The Sellers individually and severally (and thus not jointly and severally) give the following Business Warranties to the Purchaser. Unless otherwise stated, the Business Warranties are given as at the Signing Date and the Closing Date.

10.2	Any of the Business Warranties qualified by the expression “as far as the Sellers are aware” or any similar expression shall, unless otherwise stated, be deemed to refer to the knowledge, of any of Valedo’s Directors or any of the Key Employees.

10.3	Corporate documents

The corporate documents necessary for the operation of or required by law to be maintained by each Group Company are in all material respects up-to-date and maintained pursuant to applicable laws, and are in the possession (or under the control) of the relevant Group Company. The articles of association and the registration certificates of each Group Company that are in force have been disclosed in the Data Room and no action or resolution to alter any of the provisions thereof has been taken or passed.

10.4	Insolvency

No Group Company is insolvent and, as far as the Sellers are aware, there are no proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or other insolvency proceedings concerning any Group Company. No Group Company is obligated, nor have any of them been obligated, to produce a balance sheet for liquidation purposes (Sw. kontrollbalansräkning) as prescribed by the Swedish Companies Act (or the equivalent).

10.5	Financial Accounts etc.

10.5.1	The Audited Accounts and the Consolidated Accounts have been prepared pursuant to applicable laws and GAAP.

10.5.2	The Consolidated Accounts give a true and fair view (Sw. rättvisande bild) of the financial position (Sw. finansiell ställning) and the assets and liabilities of the Group as at such date and of the profits or losses of the Group for the period concerned, however not pro forma for acquisitions completed during 2013.

10.5.3	The Management Accounts, (i) have in all material respects been prepared pursuant to applicable laws and GAAP (however with certain deviations compared to when preparing the Consolidated Accounts), and (ii) give a true and fair view (Sw. rättvisande bild) of the financial position (Sw. finansiell ställning) and the cash/cash equivalents and the bank debt of the Group as at the Locked Box Date and of the profits or losses of the Group for the period concerned, taking into account such deviations and the purpose for which such accounts were prepared.

10.5.4	Except as set forth in the Management Accounts, there are no interest bearing liabilities of any Group Company other than interest bearing liabilities incurred in the Ordinary Course after the Locked Box Date (for the avoidance of doubt, the lease liabilities, including but not limited to the lease agreement regarding the Canadian premises, shall be considered incurred in the Ordinary Course).

10.5.5	As per the Locked Box Date, the Group’s working capital is at normal levels and sufficient for running the Group’s Ordinary Course as reasonably expected by the Purchaser.

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10.6	Agreements

10.6.1	Material agreements

The agreements listed in Appendix 10.6.1 are all agreements that are material to the businesses of the Group Companies and they are valid and binding obligations of the parties thereto and have in all material respects been complied with by the relevant Group Company and, as far as the Sellers are aware, by the counterparties thereto. No notice of termination or intention to terminate has been given or received by a Group Company in respect of any material agreement referred to in this Clause 10.6.1 and, as far as the Sellers are aware, no parties thereto intend to terminate any such agreement (except for the relevant agreements with Casco, which the relevant Group Company has expressed its intention to terminate, which has been disclosed in the Data Room reference 1.4.4.9.1.20).

10.6.2	Agreements with related parties

There are no existing agreements or arrangements between, on the one hand, any Group Company and, on the other hand, any of the Sellers other than entered in the Ordinary Course.

10.7	Tax

10.7.1	Except as reflected in the respective Audited Accounts, the Consolidated Accounts or the Management Accounts, or in the auditor’s report attached to such accounts, all Taxes have been paid when due and payable by the Group Companies and have been withheld on behalf of another person if required to be withheld, and all relevant tax declarations have been timely filed with the relevant tax authorities. All such tax declarations are correct and complete in all material respects.

10.7.2	No Group Company is involved in or, as far as the Sellers are aware, is subject to any audit (save for the income tax audit of Perten Instruments AB as described in the Data Room reference 1.4.12.1) or litigation involving any tax authority, and no Group Company is currently under negotiations to enter into any agreement with any tax authority.

10.7.3	The Group Companies have duly and timely made and filed all filings, returns, forms and other statements required to be filed by the Group Companies for Taxes.

10.7.4	The Audited Accounts, the Consolidated Accounts and the Management Accounts, or in the auditor’s report attached to such accounts, contain all existing Tax credits and liabilities.

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10.7.5	All Tax declarations, payments, declarations, returns, filings and notifications filed or made by each Group Company correctly reflected, in all material respects, the income, expenses, business, assets, operations, activities, liabilities and status of such Group Company at the time of such filing or completion.

10.7.6	As far as the Sellers are aware, no event has occurred which may have interrupted, according to the provisions of all applicable tax laws, the statute of limitations with regard to any Taxes to which any Group Company is subject.

10.7.7	The books and other records of each of the Group Companies relating to Taxes have been properly maintained.

10.8	Litigation

As at the Signing Date, no Group Company is involved in any legal action, litigation, or arbitration or is a party to any administrative proceedings and, as far as the Sellers are aware, no claims, facts or circumstances exist that might result in any legal action, litigation, arbitration or administrative proceeding, except for the termination of agreement with Casco (as further described in the Data Room reference 1.4.4.9.1.20). As far as the Sellers’ are aware, no governmental or official investigation or inquiry concerning any Group Company is in progress or pending.

10.9	Regulatory approvals

All approvals and permits necessary for the business of the Group Companies as presently conducted have been obtained, unless otherwise stated in the Data Room reference 1.4.10.6, and are in force and are being complied with in all material respects. As far as the Sellers are aware, there are no facts (including this Agreement and the transactions contemplated herein) which will result in the cancellation or revocation of any such approval or permit.

10.10	Real Properties

The Group Companies do not own any real property.

All material terms and conditions of the lease agreements have been disclosed in the Data Room and no Group Company is in breach of any lease agreement.

10.11	Employees

10.11.1	All details of the Key Employees have been completely and accurately disclosed in the Data Room. No Key Employee has given or received notice terminating his or her employment and, as far as the Sellers are aware, no Key Employee intends to terminate his or her employment with a Group Company.

10.11.2	As at 31 October 2014, the Group Companies employ the employees set out in Appendix 10.11.2. Except as disclosed in the Data Room, there are no consultants or contractors or other individuals (other than employees) employed or engaged to provide services to any of the Group Companies.

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10.11.3	Except for the transaction bonus arrangements as disclosed in the Data Room (1.1.3.3 and 1.2.3.1.2.2) and the vendor due diligence report prepared by PwC, and accounted for in Appendix S (line item Transaction bonus), there are no payments payable by any Group Company to any person or entity arising from or as a result of the consummation of the transactions contemplated by this Agreement, including (i) any severance or bonus plan payment, (ii) any payment of deferred compensation, (iii) any change of control payment, or (iv) any similar payment, including the amount of each such payment, the party to whom such payment is or will become due, and, to the extent determinable, the date or dates on which such payments become due.

10.11.4	Except as set forth in the Data Room, the Group Companies are not bound by any collective bargaining agreement. The Group Companies comply, in all material respects, with their respective obligations under the collective bargaining agreements by which they are bound.

10.11.5	All Group Companies have complied with their pension undertakings, and all such pension undertakings have been fully financed and properly reported. The Group Companies have complied with all legal and contractual obligations and undertakings towards its current and former directors, officers/managers and employees.

10.12	Intellectual Property; Information Technology

The following definitions shall apply to this Clause 10.12:

“Company Intellectual Property” means the Company Owned Intellectual Property and the Company Licensed Intellectual Property.

“Company Licensed Intellectual Property” means all Intellectual Property that is licensed to any Group Company by any third party.

“Company Owned Intellectual Property” means all Intellectual Property owned or purported to be owned where appropriate in the case of pending applications by any Group Company, in whole or in part.

“Company Registrations” means any Intellectual Property that is registered or filed in the name of any Group Company, alone or jointly with others.

“Company Source Code” means (a) the source code for any Software included in the Customer Offerings and (b) other confidential information constituting, embodied in or pertaining to such Software.

“Customer Offerings” means (a) the products (including Software and Documentation) that any Group Company (currently develops, manufactures, markets, distributes, makes available, sells or licenses to third parties, and (b) the services that any Group Company (i) currently provides or makes available to third parties.

“Documentation” means printed, visual or electronic materials, reports, documentation, specifications, designs, instructions, user manuals, release notes, recall notices, error logs, labeling, service manuals and other information describing the use, operation, installation, configuration, features, functionality, pricing, marketing or correction of a product or service, whether or not provided to end users.

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“Software” means computer software code, applications, utilities, development tools, diagnostics, databases and embedded systems, whether in source code, interpreted code or object code form.

“Systems” means the computer, communications and network systems and infrastructure (both desktop and enterprise-wide), and related equipment, and the Software, used by the businesses of the Group Companies, whether located on the premises of a Group Company or hosted at a third party site.

10.12.1	All assignments of Company Registrations to any member of the Group have been properly executed and recorded. As far as the Sellers are aware, all Company Registrations are valid and enforceable. All issuance, renewal, maintenance and other payments that are or have become due with respect thereto have been timely paid by or on behalf of a member of the Group.

10.12.2	As far as the Sellers are aware, the Group Companies have all rights to the Intellectual Property that is material to the businesses of the Group Companies, either in the form of ownership or licenses. Each item of Company Intellectual Property will be owned or available for use by the Purchaser or an Affiliate of the Purchaser following the Closing on substantially identical terms and conditions as it was immediately prior to the Closing, provided that, if the Company Intellectual Property is licensed, the material license agreement allows such Intellectual property to be available for use by such party. The Group Companies are the sole and exclusive owners of each piece of relevant Company Owned Intellectual Property, free and clear of any Encumbrances. Except for the Company Intellectual Property, no other Intellectual Property has been necessary to (i) provide the Customer Offerings in the manner so done currently, (ii) use the Systems as they are currently used and (iii) otherwise conduct the Group Companies’ business in the manner currently conducted.

10.12.3	As far as the Sellers are aware, none of the Customer Offerings, the use thereof by any member of the Group or any other activity of any member of the Group infringes or violates, or constitutes a misappropriation of, any Intellectual Property rights of any third party.

10.12.4	As far as the Sellers are aware, no third party (including any current or former employee or consultant of any Group Company) is infringing, violating or misappropriating any of the Company Owned Intellectual Property or any of the Company Licensed Intellectual Property which is exclusively licensed to any Group Company.

10.12.5	No Group Company has licensed, distributed or disclosed and, as far as the Sellers are aware, no employees or contractors have distributed or disclosed, the Company Source Code to any third party, and the Group Companies have taken reasonable physical and electronic security measures to prevent disclosure of such Company Source Code. As far as the Sellers are aware, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, nor will the consummation of the transactions contemplated hereby, result in the disclosure or release of such Company Source Code by any Group Company, their escrow agent(s) or any other person to any third party.

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10.12.6	As far as the Sellers are aware, the Customer Offerings do not contain any disabling device, virus, worm, back door, Trojan horse or other disruptive or malicious code that may or are intended to impair their intended performance or otherwise permit unauthorized access to, hamper, delete or damage any computer system, software, network or data. Since January 1, 2014, no Group Company has received any written warranty claims, contractual terminations or requests for settlement or refund due to the failure of the Customer Offerings to meet their specifications or otherwise to satisfy end user needs or for harm or damage to any third party, save for any warranty claims in the Ordinary Course.

10.12.7	All Group Companies either own or are licensed to use the Systems as carried on before and at the Closing Date. All material components of the Systems are protected by maintenance and disaster recovery procedures.

10.12.8	As far as the Sellers are aware, the Group Companies have complied with all relevant material requirements of each statute, regulation, directive and decision (whether in Sweden or any other relevant jurisdiction from which the relevant Group Company operates) binding on any Group Company concerning the protection and/or processing of personal data. No Group Company has, in the 12 months prior to the Closing Date, received in writing, via fax or email a notice alleging non-compliance with any such requirements or any of the data protection principles.

10.13	Products and services

All products and services supplied or sold by the Group Companies comply with and have complied with the regulations and standards applicable for their intended use unless otherwise stated in the Data Room reference 1.4.10.6. No warranties have been issued in excess of the statutory minimum or customary warranties for such products and services and no product recalls have taken place during the last three (3) years, save for the recall in the United States in 2013 (as further described in the Data Room reference 1.4.12.7.1).

10.14	Insurance

The Group’s maintained insurance policies are, in the reasonable opinion of the Sellers, sufficient for the conduct of the businesses of the Group Companies and are in full force and effect.

10.15	Environment

As far as the Sellers are aware, each Group Company complies and has at all times carried out its business in compliance with all applicable environmental laws and regulations in all relevant jurisdictions, where it has conducted its business.

10.16	Anti-Corruption

As far as the Sellers are aware, neither of the Group Companies nor any of its officers has done, or has permitted to be done anything which (i) is in breach of any Anti-Corruption Laws; or (ii) will result or is likely to result, in the respective Group Company or any of its officers being in breach of any Anti-Corruption Laws. Further and as far as the Sellers are aware, all Group Companies have conducted their business in compliance with applicable laws in such jurisdictions where the Group Companies are or have carried out their business during the last three years.

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10.17	Data Room

The Company has compiled the information in the Data Room in good faith and acting with due care with a view to present a true and fair view of the Group and its business. As far as the Sellers are aware, the Data Room (i) contains all material information in order to give a true and fair view of the Group and its business, (ii) does not include any matter of material importance which is incorrect or misleading, and (iii) does not omit any information which is of material importance, the omission of which would make the contents of the Data Room materially incorrect or misleading.

The Sellers give no representation or warranty with respect to the information contained in the Confidential Information Memorandum prepared by Rothschild in September 2014, and shall be under no liability in respect of any claim for the failure, if any, of the Group Companies to meet budgets, projections or other forward-looking statements as to any future development, whether they be company specific or a result of market developments, and whether included in the Data Room or not.

10.18	Absence of certain events

10.18.1	During the period between the Locked Box Date and the Signing Date:

(a)	the business of the Group has in all material respects been carried out in the Ordinary Course;

(b)	all existing insurance policies have been maintained;

(c)	no material capital commitments have been entered into or proposed by any Group Company which is not in the Ordinary Course (for these purposes a material capital commitment is one involving capital expenditure in excess of EUR 100,000, exclusive of value added tax);

(d)	no additional Encumbrance, borrowing or other indebtedness has been incurred which is not in the Ordinary Course, in each case in excess of EUR 25,000, exclusive of value added tax;

(e)	there have been no material write-down of the value of any asset reflected in the Audited Accounts, Consolidated Accounts and Management Accounts or any material write-off as uncollectible of any account receivable or any portion thereof except as requested by law, GAAP or recommended by the auditor of the Group;

(f)	no shares, options, warrants, conversion or offer rights to purchase shares of any Group Company have been allotted, issued, redeemed or repurchased;

(g)	there has not been any sale, assignment or other disposition of any tangible asset of any Group Company or any sale, assignment, license, transfer, termination or other disposition of any Intellectual Property material to the business of any Group Company;

(h)	no material agreements listed in Appendix 10.6.1 have been amended, modified or terminated (except for the relevant agreements with Casco, which the relevant Group Company has expressed its intention to terminate, which has been disclosed in the Data Room reference 1.4.4.9.1.20);

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(i)	no measure has been taken by any of the Group Companies which has had the effect, or could likely have the effect, that there is a cancellation, delinquency or loss of any permit needed to conduct the business currently conducted in the Group;

(j)	no litigation, arbitration or proceeding involving any Group Company has been initiated except for debt collection in the Ordinary Course;

(k)	none of the Key Employees have been dismissed;

(l)	no Group Company has entered into a new employment agreement giving the employee a monthly salary in excess of EUR 10,000 or made a material amendment to the existing employment terms; and

(m)	no Group Company has entered into a retention or transaction bonus agreement with any employee with respect to the transaction under this Agreement, (except for the arrangements referred to in Clause 10.11.3).

10.18.2	As at the Closing Date, the covenants set forth in Clause 4.1 will be correct and will be complied with.

11	PURCHASER’S WARRANTIES

11.1	The Purchaser hereby warrants to the Sellers that as at the Signing Date and the Closing Date (unless otherwise stated below):

11.1.1	it is a company duly incorporated and organised and validly existing under the laws of the Grand Duchy of Luxembourg;

11.1.2	the Purchaser has the requisite power and authority to enter into and perform its obligations under this Agreement and the other documents which are to be executed by the Purchaser at Closing (the “Purchaser’s Closing Documents”); and

11.1.3	this Agreement constitutes, and the Purchaser’s Closing Documents when executed by the Purchaser constitute, lawful, valid and binding obligations of the Purchaser pursuant to their respective terms.

11.2	As of the Signing Date the Purchaser is not aware of any breach by the Sellers in respect of any of the Sellers’ Warranties or Seller’s obligations or undertakings under this Agreement.

11.3	The Purchaser has secured financing of the Purchase Price either in the form of cash or in the form of an equity commitment letter and/or a debt commitment letter pursuant to which certain financial providers have agreed to make available debt facilities on a “certain funds” basis, subject to only the conditionality specifically set out in such commitment letter and the Purchaser shall utilize such financing facilities so that the Purchaser has sufficient financial resources to satisfy its closing obligations under Clause 6.2 and effect Closing.

12	COVENANTS

12.1	Non-compete

Each of Valedo, Jaan Perten and Sven Holmlund undertakes, in respect of itself, with the Purchaser, during a period of 2 years from the Closing Date, not to conduct directly or indirectly, any business which directly or indirectly competes with the business of the Group

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as such business is conducted on the Closing Date. Notwithstanding the foregoing, nothing herein shall restrict or prevent Jaan Perten from serving on the board of directors of trade associations, advisory boards, associations or similar establishments, or owning shares or being engaged in Edasi AB.

12.2	Non-solicit

Each of Valedo and Jaan Perten, in respect of itself, undertakes with the Purchaser not to directly or indirectly (i) employ or solicit the employment of any Key Employee or (ii) solicit or entice away any other employee of the Group during a period of 2 years from the Closing Date. The non-solicit undertaking only applies as long as the relevant employee is employed by a member of the Group. For the avoidance of doubt, the non-solicit shall not apply in such circumstances where any employee (except for the Key Employees) independently responds to a general and non-targeted industry recruitment campaign advertisement place in the trade press, publication or other commonly used media, or with a recruitment agent by or on behalf of a business which Valedo or Jaan Perten conducts, or in which they are concerned, engaged or interested.

13	SELLERS’ LIABILITY FOR BREACH UNDER THIS AGREEMENT

13.1	Liability

13.1.1	Subject to Clauses 13.1.3 and 13.1.4, the Sellers shall, in the event of any breach of any Sellers’ Warranty, indemnify the Purchaser pursuant to the provisions of Clause 13.2, and subject to the limitations set out in Clause 13.3.

13.1.2	Clause 13.2 sets forth the Sellers’ sole and exclusive liability in the event of a breach of any of the Sellers’ Warranties, covenants or other agreements or undertakings to be made or performed by the Sellers pursuant to this Agreement and the Sellers shall have no other liability in respect thereof based on any other representation or warranty, express or implied, or any other agreement, contract, statute, including under the Swedish Sale of Goods Act (Sw. köplagen (1990:931)), or pursuant to legal principles or theory or on any other ground.

13.1.3	Subject to Clause 13.3.14 and notwithstanding any other provision to the contrary in this Agreement, the Purchaser shall only be entitled to compensation from the W&I Insurance Company (and not from the Sellers) for a breach of the Business Warranties and a breach of Clause 7.2.2, and the Purchaser undertakes not to make, and waives any and all rights it may have to make, any claim against any Seller for any such breach.

13.1.4	In relation to the Fundamental Warranties, a Seller shall only be liable for a loss, as a result of a breach of the Fundamental Warranties, if and to the extent the Purchaser does not receive compensation for such loss under the W&I Insurance.

13.2	Remedies

13.2.1	The Purchaser’s sole and exclusive remedy for a breach of any of the Sellers’ Warranties, covenants or other agreements or undertakings to be made or performed by the Sellers shall be to claim compensation with an amount corresponding to the direct or reasonably foreseeable indirect loss, damage or expense on a SEK for SEK basis (including reasonable legal fees but excluding any not reasonably foreseeable indirect or consequential damage, loss or expense, and excluding any compensation calculated based on a multiple) which has been actually incurred by the Purchaser or any of the Group Companies as a result of such breach.

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13.2.2	A claim for compensation for a breach of any of the Sellers’ Warranties, covenants or other agreements or undertakings to be made or performed by the Sellers may only be made by the Purchaser if the Sellers have failed to rectify the breach within 60 days of having received a notice pursuant to Clauses 13.3.1(a) - 13.3.1(c).

13.2.3	Without prejudice to the generality of Clause 13.2.1, the Sellers shall have no liability for any indirect loss suffered by the Purchaser due to any breach of the Sellers’ Warranties, covenants or other agreements or undertakings to be made or performed by the Sellers, including, without limitation, loss of synergies or loss of profits, revenues or advantages that the Purchaser or its Affiliates expected to make or obtain, or losses relating to liabilities or costs incurred or profits or revenues lost, under the Purchaser’s existing contracts or under contracts that the Purchaser expects to, or will, enter into with third parties.

13.3	Limitation of liability

13.3.1	Time Limitation for Claims

(a)	The Sellers shall not be liable in respect of any claim in relation to the Fundamental Warranties or Clause 5 unless a notice of the claim is given by the Purchaser to the Sellers reasonably specifying the legal and factual basis of the claim and the evidence on which the Purchaser relies and, if practicable, an estimate of the amount of losses which are, or are to be, the subject of the claim (including any losses which are contingent on the occurrence of any future event) no later than 36 months following the Closing Date.

(b)	The Sellers shall not be liable in respect of any claim in relation to the Business Warranties, covenants or other agreements or undertakings to be made or performed by the Sellers unless a notice of the claim is given by the Purchaser to the Sellers reasonably specifying the legal and factual basis of the claim and the evidence on which the Purchaser relies and, if practicable, an estimate of the amount of losses which are, or are to be, the subject of the claim (including any losses which are contingent on the occurrence of any future event) no later than 2 years following the Closing Date, except for a notice of claim for a breach of Clause 10.7 (Tax) which may be given until 3 months after the date the relevant Tax has been finally and irrevocably determined.

(c)	If the Purchaser or, following Closing, any Group Company becomes aware of any matter or circumstance which gives rise to a claim against the Sellers under this Agreement, the Purchaser shall as soon as reasonably practicable, and in any event within 30 Business Days, give notice in writing to the Sellers setting out such information as is available to the Purchaser or Group Company and as is reasonably necessary to enable the Sellers to assess the merits of the claim, to act to preserve evidence and to make such provision as the Sellers may consider necessary.

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13.3.2	Minimum claims

(a)	Subject to Clause 13.3.2(b), the Sellers shall not be liable under this Agreement in respect of:

(i)	any individual claim (or a series of claims arising from substantially identical facts or circumstances) where the liability agreed or determined in respect of any such claim or series of claims does not exceed an amount corresponding to EUR 100,000; and

(ii)	any claim unless the aggregate amount of all claims for which the Sellers are liable under Clause 13.3.2(i) above exceeds an amount corresponding to EUR 1,500,000, in which case the Sellers shall be liable for whole loss and not the excess.

(b)	The limitations in Clause 13.3.2(a) shall not apply to any claim in relation to a breach of the Fundamental Warranties, Clause 5, and Clause 12.

13.3.3	Maximum liability

The aggregate liability of the Sellers in respect of all breaches of this Agreement shall not exceed an amount corresponding to EUR 30,000,000 except that such limitation shall not apply to any claim in relation to a breach of the Fundamental Warranties for which the aggregate liability of each Seller shall be the Purchase Price received by such Seller, or in relation to a breach of Clause 5 for which the aggregate liability of each Seller shall be pursuant to Clause 5.3.

13.3.4	Proportionate and several liability, etc.

The Sellers will only be liable to the Purchaser under this Agreement severally (individually), and not jointly, in proportion to and with a maximum amount corresponding to each Seller’s pro rata portion of the Purchase Price, and each Seller shall be exclusively liable for the Sellers’ Fundamental Warranties given in respect of itself and its Shares under Clauses 9.1 (Authority etc.) and 9.2 (Shares and Group Companies and, subject to Clause 5.3 with respect to any Leakage not received or benefited by any specific Seller or any of its Affiliates, any Leakage actually received by such Seller or any of its Affiliates and the other undertakings given by such Seller under this Agreement.

13.3.5	Mitigation of losses

The Purchaser shall procure that all reasonable steps are taken and all reasonable assistance is given to avoid or mitigate any losses which in the absence of mitigation might give rise to a liability in respect of any claim under this Agreement, including to seek compensation from (i) the Purchaser’s or any of the Group Companies’ insurance coverage, (ii) to the extent knowledge has been transferred by the Sellers to the Purchaser or any or any of its Affiliates or any of their respective directors, employees or advisers, the former owner(s) of the Subsidiaries under the share or business purchase agreements entered into by any of the Group Companies and the former owner(s) of the Subsidiaries, and/or (iii) the W&I Insurance.

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13.3.6	Tax benefit

If any loss or cost for which the Sellers are liable under this Agreement is tax-deductible, the recoverable loss or cost shall be reduced by an amount equivalent to the loss or cost multiplied by the corporate tax rate applicable in the relevant jurisdiction of the Purchaser or Group Company during the relevant fiscal year, but only to the extent the recoverable loss or cost is tax deductible in the taxable year in which such indemnity payment is made.

13.3.7	Provisions

The Sellers shall not be liable under this Agreement in respect of any claim if and to the extent that a specific allowance, provision or reserve is made in the Audited Accounts, Consolidated Accounts or the Management Accounts for the matter giving rise to the claim.

13.3.8	Matters Arising Subsequent to this Agreement

The Sellers shall not be liable under this Agreement in respect of any matter, act, omission or circumstance, except for and when relevant to the extent that the same would not have occurred but for:

(a)	Agreed matters

any matter or thing done or omitted to be done pursuant to and in compliance with this Agreement or otherwise at the request in writing or with the approval in writing of the Purchaser;

(b)	Acts of the Purchaser

any act, omission or transaction of the Purchaser or any of the Group Companies, or their respective directors or employees, after Closing, done, committed or effected:

(i)	outside the Ordinary Course in the knowledge that such act, omission or transaction gives rise to, or increase the extent of, a claim under this Agreement, or in circumstances where such claim was foreseeable as a result of such act, omission or transaction; or

(ii)	otherwise than pursuant to a legally binding commitment to which any of the Group Companies is subject on or before Closing,

save that the above shall not apply to the extent that such act would be required in order for the Purchaser and the Group Companies to comply with mandatory laws and regulations;

(c)	Acts of the new board of directors of the Company

any act, omission or transaction outside the Ordinary Course of the new board of directors as appointed by the Purchaser pursuant to Clause 7.1.1;

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(d)	Changes in legislation

(i)	the passing of, or any change in, after the Signing Date, any law, rule, regulation or administrative practice of any government, governmental department, agency or regulatory body including (without prejudice to the generality of the foregoing) any increase in the rates of Taxes or any imposition of Taxes or any withdrawal of relief from Taxes not actually (or prospectively) in effect at the Signing Date; or

(ii)	any change after the Signing Date of any generally accepted interpretation or application of any legislation; or

(e)	Accounting and Taxes policies

any change in accounting or Tax policies, bases or practice of the Purchaser or any of the Group Companies introduced or having effect after Closing.

13.3.9	Insurance

The Sellers shall not be liable under this Agreement in respect of any claim if and to the extent that the losses in respect of which such claim is made are covered by an eligible policy of insurance held by the Purchaser or its Affiliates or by any of the Group Companies and (i) it has actually been recovered from the insurer an amount equal to the extent of such losses or (ii) such losses would have been recoverable had the Purchaser or its Affiliates or any of the Group Companies used its commercially reasonable efforts to pursue such insurance claim.

13.3.10	Purchaser’s Knowledge

The Sellers shall not be liable in respect of any claim for breach of this Agreement to the extent that the facts giving rise to the relevant claim (i) were known by the following employees and external advisers of the Purchaser or any of its Affiliates involved in the due diligence investigation of the Group: Tricia Ciasulli, Christine Hargrave, Andrea Jackson, Kristina Keegan, Mark Lambert, Shawn Lynch, Kevin Oliver, Daniel Tereau, Jennifer Young, Ernst & Young and Lindahl Law Firm, or (ii) were disclosed in a reasonably comprehensible manner in the Data Room, provided, however, that the foregoing shall not apply to breaches of the Fundamental Warranties and the representations in Clause 5. The Sellers shall consequently be liable for a breach of the Fundamental Warranties and representations in Clause 5 regardless if the relevant fact, matter, occurrence or event had been disclosed to the Purchaser prior to the Signing Date or otherwise was known to the Purchaser at the Signing Date or is disclosed or otherwise becomes known to the Purchaser prior to the Closing Date.

13.3.11	Sellers’ Right to Recover

If a Seller has paid an amount in discharge of any claim under this Agreement and the Purchaser or any Group Company is entitled to recover (whether by payment, discount, credit, relief, insurance or otherwise) from a third party including any tax authority a sum which indemnifies or compensates the Purchaser or Group Company (in whole or in part) in respect of the loss or liability which is the subject matter of the claim, such Seller shall be subrogated to all rights that the Purchaser has in respect of the claim against the third party or, if subrogation is not possible,

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the Purchaser shall procure that all steps are taken as such Seller may reasonably require to enforce such recovery and shall, or shall procure that the relevant Group Company shall, pay to such Seller as soon as practicable after receipt an amount equal to (i) any sum actually recovered from the third party less any costs and expenses (including without limitation any insurance deductible) incurred in obtaining such recovery less any Taxes attributable to the recovery or if less (ii) the amount previously paid by such Seller to the Purchaser in respect of the claim less any Taxes attributable to it.

13.3.12	Contingent Liabilities

The Sellers shall not be liable under this Agreement in respect of any liability which is contingent unless and until such contingent liability becomes an actual and payable liability.

13.3.13	Double Claims

The Purchaser shall not be entitled to recover from the Sellers under this Agreement more than once in respect of the same losses suffered.

13.3.14	Fraud

None of the limitations set out in this Clause 13.3 shall apply to a Seller with respect to a claim against such Seller if and to the extent that such claim or a loss arises or a loss is increased as a result of fraud, other wilful acts or wilful omissions or gross negligence by such Seller.

14	THIRD PARTY CLAIMS

14.1	If a matter or circumstance that may give rise to a claim against the Sellers under this Agreement is a result of or in connection with a claim by or liability to a third party (including any claim by any tax authority) then:

14.1.1	No admissions

no admissions in relation to such third party claim shall be made by or on behalf of the Purchaser or any of its Affiliates and the claim shall not be compromised, disposed of or settled without the written consent of the Sellers (such consent not to be unreasonably withheld or delayed);

14.1.2	Right to Control Claims

the Sellers shall be entitled at their own expense and in their absolute discretion, by notice in writing to the Purchaser, to take such action as they shall deem necessary to avoid, dispute, deny, defend, resist, appeal, compromise or contest such claim or liability in the name of and on behalf of the Purchaser or other member of the Purchaser’s group concerned;

14.1.3	Investigation by the Sellers

the Purchaser shall allow, and shall procure that the relevant Group Company allows, the Sellers and their advisers to investigate the matter or circumstance alleged to give rise to a claim; and

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14.1.4	Assistance with Claims

the Purchaser shall, and the Purchaser shall procure that any other of its Affiliates shall, give all such information and assistance as the Sellers may reasonably request, including instructing such professional or legal advisers as the Sellers may nominate to act on behalf of the Purchaser or any of its Affiliates concerned but pursuant to the Sellers’ instructions.

14.2	As a condition to the Sellers’ right to assume control of the defence or withhold any settlement consent as set out in Clauses 14.1.1 to 14.1.4, the Sellers must first, within 30 days after receipt of a notice from the Purchaser, however acting in good faith considering the urgency of the third party claim, action or demand, agree to fully indemnify the Purchaser and all Group Companies for all losses, Purchaser’s reasonable advisory costs and other costs, expenses or liabilities relating to such claim. If the Sellers do not provide such a declaration within the stipulated time, the Purchaser shall be free to handle the claim without application of Clause 14.

15	CONFIDENTIALITY

15.1	Announcements

Pending Closing, no party may make any announcement relating to the existence or the subject matter of this Agreement without the prior written approval of the Purchaser and the Sellers’ Representative. This shall not affect any announcement required by law or any regulatory body or the rules of any recognised stock exchange but the party (or any other company belonging to the same group as a party) with an obligation to make an announcement shall consult with the Purchaser and the Sellers’ Representative insofar as is reasonably practicable before complying with such an obligation.

15.2	Disclosure

15.2.1	No disclosure

Subject to Clause 15.1, each of the parties shall treat as strictly confidential and not disclose any information received or obtained as a result of entering into this Agreement (or any agreement entered into pursuant to this Agreement), which relates to:

(a)	the provisions of any Transaction Document; or

(b)	the negotiations relating to the Transaction Documents.

The Sellers shall treat as strictly confidential and not disclose any information relating to the Purchaser’s business, financial or other affairs (including the business, financial or other affairs of the Group Companies and including, in each case, future plans and targets).

The Purchaser shall treat as strictly confidential and not disclose any information relating to the Sellers’ business, financial or other affairs (including future plans and targets).

15.2.2	Exceptions

Clause 15.2.1 shall not prohibit disclosure of the Purchase Price and the provisions of any Transaction Document generally or disclosure of any information if and to the extent:

(a)	the disclosure is required by law, any regulatory body or any recognised stock exchange on which the shares of any party (or any other company belonging to the same group as a party) are listed;

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(b)	the disclosure is required for the acquisition of the W&I Insurance or the negotiation of the terms thereof or claims made under the W&I Insurance;

(c)	the disclosure is required to vest the full benefit of this Agreement in the Sellers or the Purchaser;

(d)	the disclosure is required for the purpose of any judicial proceedings arising out of the Transaction Documents or the disclosure is made to a tax authority in connection with the tax affairs of the disclosing party;

(e)	the disclosure is made to professional advisers of any party on terms that such professional advisers undertake to comply with the provisions of Clause 15.2.1 in respect of such information as if they were a party to this Agreement;

(f)	the information is or becomes publicly available (other than by breach of any confidentiality agreement or of this Agreement);

(g)	the Purchaser and the Sellers’ Representative have given prior written approval to the disclosure;

(h)	the disclosure is required for purposes of the assignment to the lenders of the Purchaser’s benefit under this Agreement as further set out in Clause 16.2.1;

(i)	the lenders are required to disclose the information in connection with the enforcement of the security granted to them by the Purchaser under any assignment agreements; or

(j)	the disclosure is made to an investor or potential investor in Valedo,

provided that prior to disclosure of any information pursuant to this Clause 15.2.2(a)-(d) (except in the case of disclosure to a tax authority), the party concerned shall promptly notify the other party of such requirement with a view to providing the other party with the opportunity to contest such disclosure or otherwise to agree the timing and content of such disclosure.

16	OTHER PROVISIONS

16.1	Whole agreement

This Agreement contains the whole agreement between the parties relating to the subject matter of this Agreement at the date hereof to the exclusion of any terms implied by law which may be excluded by contract and supersedes any previous written or oral agreement between the parties in relation to the matters dealt with in this Agreement.

16.2	No assignment

16.2.1

Except as otherwise expressly provided in this Agreement, neither party may without the prior written consent of the other party, assign, grant any security interest over or otherwise transfer the benefit of the whole or any part of this

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Agreement. However, the Purchaser shall be entitled to assign in whole or in part the benefit of this Agreement, or otherwise transfer or pledge or grant other security interest in or over its rights under this Agreement to any bank, financial institution, lender or other entity (and their assignees or transferees) participating in the financing or refinancing of the transaction, provided that such assignment, transfer, pledge or granting of any other security interest does not prejudice the Sellers’ rights under this Agreement.

16.2.2	Except as otherwise expressly provided in this Agreement, each party may, without the consent of the other party, assign to a subsidiary the benefit of the whole or any part of this Agreement provided however that such assignment shall not be absolute but shall be expressed to have effect only for so long as the assignee remains a subsidiary of the party concerned and provided that such party at all times shall remain liable for the obligations of the subsidiary under this Agreement.

16.3	Variation

No variation of this Agreement shall be effective unless in writing and signed by or on behalf of each of the parties.

16.4	Costs

The Sellers shall bear all costs incurred by them in connection with the preparation, negotiation and entry into of this Agreement, save for any Permitted Leakage. The Purchaser shall bear all costs incurred by it in connection with the preparation, negotiation and entry into of this Agreement.

16.5	Notices

16.5.1	Any notice in connection with this Agreement shall be:

(a)	in writing in English; and

(b)	delivered by hand, e-mail, registered post or by courier using an internationally recognised courier company.

16.5.2	A notice to Valedo shall be sent to such party at the following address, or such other person or address as Valedo may notify to the Purchaser from time to time:

Valedo Partners Fund I

For the attention of: Per Forsberg

Kungsbron 1, F 7,

SE-111 22 Stockholm

Sweden

E-mail: per@valedopartners.com

Subject to 16.5.3, a notice to any of the Sellers shall be sent to the Sellers’ Representative at the above address, or to such other person or address as the Sellers’ Representative may notify to the Purchaser from time to time with a copy to (not serving as a notice hereunder):

Hannes Snellman Attorneys Ltd

For the attention of: Jan Jensen

Kungsträdgårdsgatan 20

P.O. Box 7801

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SE-103 96 Stockholm

Sweden

E-mail: jan.jensen@hannessnellman.com

16.5.3	A notice to any of the Sellers with respect to breach of the Fundamental Warranties shall be sent to the relevant Seller and Valedo.

16.5.4	A notice to the Purchaser shall be sent to such party at the following address, or such other person or address as the Purchaser may notify to the Sellers from time to time:

PerkinElmer Holding Luxembourg S.a.r.l.

c/o PerkinElmer, Inc.

For the attention of: Senior Vice President, General Counsel and Secretary

940 Winter Street

Waltham, MA 02451

USA

E-mail: joel.goldberg@perkinelmer.com

with a copy to (not serving as a notice hereunder):

Lindahl Law Firm

For the attention of: Lars-Henrik Andersson

P.O. Box 1065

SE-101 39 Stockholm

Sweden

Email: lars-henrik.andersson@lindahl.se

16.5.5	A notice shall be effective upon receipt and shall be deemed to have been received (i) at the time of delivery if delivered by hand, registered post or courier; (ii) at the time of transmission in legible form, if sent by e-mail.

16.6	Sellers’ Representative

Each of the Sellers appoint Valedo as its representative who shall be authorised to act alone on behalf of each of the Sellers under this Agreement including (but not limited to) to authorise the making of any request, election, proposal or consent expressed to be made on behalf of the Sellers to the Purchaser (the “Sellers’ Representative”).

16.7	Further assurances

The parties shall from time to time execute such documents and perform such acts and things as the other party may reasonably require to give such party the full benefit of this Agreement.

16.8	Invalidity

16.8.1	If any provision in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, such provision or part shall to that extent be deemed not to form part of this Agreement but the legality, validity or enforceability of the remainder of this Agreement shall not be affected.

16.8.2	If any illegal, invalid or unenforceable provision would be legal, valid and enforceable if some part of it were deleted or modified, the provision shall apply with whatever deletion or modification is necessary to give effect to the commercial intention of the parties.

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16.9	Governing law

This Agreement shall be solely governed by and construed pursuant to substantive Swedish law.

16.10	Arbitration

16.10.1	Any dispute, controversy or claim arising out of or in connection with this Agreement, or the breach, termination or invalidity thereof, shall be finally settled by arbitration pursuant to the Arbitration Rules of the Arbitration Institute of the Stockholm Chamber of Commerce. The arbitral tribunal shall be composed of three arbitrators.

16.10.2	The language to be used in the arbitral proceedings shall be English. The seat of arbitration shall be Stockholm.

16.10.3	The parties undertake and agree that all arbitral proceedings conducted with reference to this arbitration clause will be kept strictly confidential. This confidentiality undertaking shall cover all information disclosed in the course of such arbitral proceedings, as well as any decision or award that is made or declared during the proceedings. Information covered by this confidentiality undertaking may not, in any form, be disclosed to a third party without the written consent of all parties hereto. This notwithstanding, a party shall not be prevented from disclosing such information if such a right or obligation exists pursuant to statute, regulation, a decision by an authority, a stock exchange contract or similar or is made to an investor in Valedo.

(Signatures to follow)

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This Agreement has been duly executed in 2 originals of which Valedo has taken 1 original on its own behalf and on the behalf of the Other Sellers, and of which the Purchaser has taken 1 original.

VALEDO PARTNERS FUND I AB

/s/ Per Forsberg
By: Per Forsberg

EACH OF THE OTHER SELLERS (as listed in Appendix A)

/s/ Per Forsberg
By: Per Forsberg

PERKINELMER HOLDING LUXEMBOURG S.À.R.L.

/s/ Drew C. Adams	/s/ David C. Francisco
By: Drew C. Adams	By: David C. Francisco

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